Exhibit 99.53

FORM OF PRESS RELEASE

Not for distribution to U.S. newswire services or for dissemination in the United States

Mogo Finance Technology Inc. Announces $15,000,300 Bought Deal Financing

Vancouver, British Columbia, December 7, 2017 – Mogo Finance Technology Inc. (TSX: MOGO) (OTCQX:MOGOF) is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the “Underwriters”) co-led by Cormark Securities Inc. and Canaccord Genuity Corp. (the “Co-Lead Underwriters”) pursuant to which the Underwriters have agreed to purchase 2,142,900 common shares (“Shares”) from the treasury of the Company, at a price of $7.00 per Share and offer them to the public by way of short form prospectus (the “Offering”).

In addition, the Company has granted the Underwriters an option (“Over-Allotment Option”) to purchase up to an additional 321,435 Shares from the treasury of the Company at the offering price exercisable at any time up to 30 days following Closing (as defined below), for market stabilization purposes and to cover over-allotments, if any.

The net proceeds of the Offering will be used for the development of its next generation digital platform and new product launches, and including working capital and other general corporate purposes.

Closing of the Offering is expected to occur on or about December 28, 2017 (the “Closing”) and is subject to regulatory approval including that of the Toronto Stock Exchange.

The Shares to be issued under the Offering will be offered by way of a short form prospectus in each of the provinces of Canada, except Québec.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

Forward-looking statements

This news release contains "forward looking statements" within the meaning of applicable Canadian securities legislation. Forward looking statements include, but are not limited to, statements regarding Mogo's revenue, revenue growth and adjusted EBITDA, the future growth of Mogo's business, its intention to invest in its technology platform, its intention to expand into other products and markets, Mogo's expectations regarding members, and Mogo's financial expectations and outlook for 2017 and 2018. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward looking statements and the forward looking statements are not guarantees of future performance. Mogo's growth, its ability to invest in its platform and expand into new products and markets and its expectations for its financial performance for 2017 are subject to a number of conditions, any of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s annual information form dated March 7, 2017 for the year ended December 31, 2016, which is available at www.sedar.com. Except as required by law, Mogo disclaims any obligation to update or revise any forward looking statements, whether as a result of new information, events or otherwise.

About Mogo Finance Technology Inc.

Mogo (TSX: MOGO; OTCQX: MOGOF) — a Vancouver-based financial technology company — is focused on building the best digital financial services experience for the next generation of Canadians. Mogo's platform currently delivers five innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, identity fraud protection, the Mogo Platinum Prepaid Visa® Card, mortgages and personal loans. The platform was engineered to deliver multiple financial products at scale and enable the launch of additional new innovative products, including the Company’s recently announced MogoCrypto account which is expected to launch early in 2018. With more than 500,000 members and growing, Mogo continues to execute on its vision of becoming the financial brand for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information please contact:

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954